Vial, Hamilton, Koch & Knox, l.l.p.

A REGISTERED LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS
There is no professional relationship of any kind between Robert G. Vial and Vial, Hamilton, Koch & Knox, L.L.P.
ATTORNEYS AND COUNSELORS

1700 PACIFIC AVENUE
SUITE 2800
DALLAS, TEXAS 75201
TELEPHONE: 214-712-4400
FAX: 214-712-4402

Craig G. Ongley 214-712-4441 Craig.G.Ongley@vialaw.com

July 5, 2005

United States Securities and Exchange Commission	Via Facsimile 202-551-3570
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Craig Wilson, Senior Assistant Chief Accountant

Re:	Immediatek, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2004
Form 10-QSB for Fiscal Quarters Ended March 31, 2005
File No. 000-26073

Dear Mr. Wilson:

     With regard to your comment letter addressed to Mr. Zach Bair of Immediatek, Inc., dated May 26, 2005, we hereby make the following responses in connection with the above-referenced matters:

Form 10-KSB for Fiscal Year Ended December 31, 2004
Financial Statements
Notes to Consolidated Financial Statements, page 6

Note 2 — Accounting policies and procedures, page F-6
Revenue Recognition, page F-7

     1. In response to your comments, please be advised that the Company recognizes revenue in accordance with Statement of Position 97-2 “Software Revenue Recognition”. Revenue from proprietary software sales and the related license fees that do not require further commitment from the company are recognized upon shipment. The Company includes all PCS fees as part of the initial sales price of the software. The Company sells its custom CD products in both a retail environment and through orders from its web site. All revenue generated from both types of sales is recognized upon delivery to the customer. The Company

Mr. Craig Wilson, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
July 5, 2005

maintains a customer satisfaction policy. The policy allows for any customer to return a product and receive a replacement item or a monetary refund. It is our policy to recognize revenue net of any returns per FAS 48. Historically we have received less than 1% in returns.

     In 2004, the company added a feature to its website whereby its on-line customers have the ability to download pre-recorded music in the form of an MP3 file for use on various computer equipment. All sales generated via the download option are recognized upon each physical download. The download system is designed to require credit card processing and acceptance prior to allowing any download capabilities. At the point the credit card authorization is processed, the Company recognizes the revenue generated from that sale. Revenue from custom software development, which is generally billed separately from the Company’s proprietary software, is recognized based on its percentage of completion. Revenue recognized under percentage of completion contracts is generally based upon specific milestones achieved, as specified in customer contracts.

     2. In response to your comment, please note that the Company recognizes revenue from its software sales based on the gross sale amount. All costs based upon each sale are expensed as costs of sales as the revenue is recognized. An application of EIFT 99-19 would not apply, due to the fact that the Company is the obligator in the sale arrangement, has the general inventory risk, establishes all pricing levels, and has sole discretion with respect to supplier selection.

     3. Pursuant to EITF-00-10, the Company includes all shipping and handling fees charged to its customers in gross revenue. All actual costs incurred by the Company for shipping and handling are immaterial in nature and are included as direct costs of revenue.

     4. The Company has available for sale multi-element products as defined in SOP 97-2. Pursuant to the statement of position, the Company allocates revenue to each element based upon the residual method, whereby the fair value of the undelivered portion of the contract is deferred until such time it is either delivered or, in the case of license fees, revenue is recognized ratably over the life of the contract. The Company has also established a policy whereby vendor-specific objective evidence of the fair value of the multi-element products is to be established through renewal rates and monitoring individual sales of each product or service available as an independent item or service.

     5. We have reviewed SAB 104, Topic 13.B. Upon our review of staff’s interpretive response, we have noted the necessity to include a more detailed disclosure to our internal policies regarding revenue recognition for all material revenue streams. The Company acknowledges its intention to include expanded disclosure pertaining to its revenue recognition policies as well as additional discussion on the financial condition of the Company in all future filings made with the Commission in the Management’s Discussion and Analysis, as well as the Critical Accounting Policies section of each relevant filing.

Mr. Craig Wilson, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
July 5, 2005

Note 3 — Material Business Combination

     6. On April 9, 2004, we entered into an agreement to acquire DiscLive, a privately held company, whereby we issued shares of our common stock in exchange for all the issued and outstanding shares of the acquired company. As a result of the transaction, DiscLive became a wholly owned subsidiary of Immediatek, Inc. Pursuant to FAS 141 and more specifically, EITF 99-12, the shares were valued based on the date of agreement. On that date, our share price was $0.36, and we issued 1,666,667 shares pursuant to the acquisition agreement, thereby valuing the transaction at $600,000. Our allocation of cost, using the purchase method of acquisition, was based on the fair value of the assets and liabilities acquired. Property, plant and equipment was one of two major components to the business acquisition and accordingly evaluated, considering both replacement cost and the value the company would receive if the assets were sold prior to determining the basis of cost allocation. The second major component of the acquisition was the convertible long-term note assumed, which we have recorded at its present value with the appropriate considerations given to current interest rates. We have also assumed the prepaid expenses of DiscLive and allocated the appropriate value of cost to represent the present value. The acquired accrued liabilities were immaterial and also recorded at their present value.

     The acquisition of DiscLive enhanced the current business of our Company by adding additional revenue sources from the sale of live concert recordings of various music artists. Our right to record the music of an artist is granted by way of agreement with each artist. Included in the agreement is an allocation of royalties based upon sales generated. During our analysis of FAS 141, paragraph A14, we concluded that the existing agreements would not require an allocation for either an intangible asset or contingent liabilities at the time of acquisition, since all fees and royalties are calculated on actual sales amounts verses potential sales.

     We acknowledge our limited disclosure in Note 3 of our financial statements required by SFAS 141 paragraph 51(b) and (e) and will include the following amended disclosure as required in future filings with the Commission.

     “On April 9, 2004, the Company entered into an agreement with DiscLive, Inc. a privately held corporation that secures contracts with various music artists to record live concert performances for the purpose of increasing the marketability of existing products and increasing its current revenue stream. Pursuant to the Agreement, the Company will acquire all of the outstanding capital stock of DiscLive for a total purchase price of $600,000. DiscLive, Inc.’s results of operations have been included in the consolidated financial statements since the date of acquisition.

     The aggregate purchase price consisted of 1,666,667 shares of the Company’s common stock valued at $600,000. The value of the 1,666,667 common shares issued was determined based on the market price of the Company’s common shares on the date of execution of the

Mr. Craig Wilson, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
July 5, 2005

Agreement. The company allocated $324,142 of the acquisition price to goodwill and the balance of $275,858 to assets and liabilities, as follows:

DiscLive
Cost Allocation

Current assets	$154,094
Fixed assets	327,771
Goodwill	324,142

Total asset allocation	$806,007

Current liabilities	$6,007
Long-term convertible debt	200,000

Total liability allocation	$206,007

     The following (unaudited) pro forma consolidated results of operations have been prepared as if the acquisition of DiscLive, Inc. had occurred at January 1, 2003:

	Twelve Months Ended
	December 31,
	2004	2003

Revenue, net	$379,588	$42,231

Expenses:
General and administrative	2,488,649	288,916
General and administrative — related party	37,263	0
Depreciation expense	47,612	42
Compensation — related party	0	2,335,080

Total expenses:	2,573,524	2,624,038

Other income:	(30)	(204)

Net (loss):	(2,193,960)	(2,581603)

Net income per share—basic and fully diluted	(.08)	(.24)

Mr. Craig Wilson, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
July 5, 2005

     The pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisition been consummated as of that time, nor is it intended to be a projection of future results.”

     7. As part of our critical accounting policies, we evaluate the fair value of all assets and compute undiscounted future cash flows associated with each asset group. The resulting values are then compared to the actual carrying value of each asset group. During the year ended December 31, 2004, we recognized impairment expense totaling $68,701, which was a result of impairment testing of our intangible software technology. In computing future cash flows derived from the asset, as well as the marketability for resale, we had determined the fair value to be $0 and, therefore, not sufficient to cover the carrying value of the asset, and we recorded a 100% write down of the asset. We also analyzed the carrying value of our goodwill in the same manner. Based on the resulting values, we believe there is sufficient evidence as to the value of goodwill.

Note 8 — Convertible Debt

     8. On April 9, 2004, we entered into an agreement whereby we acquired the outstanding liabilities of DiscLive, Inc., which included a $200,000 note owed to a related party. Per the terms of the note, the holder had the option to convert the debt into preferred series “B” stock of the private company. Because this was acquired debt in a private company, there was no beneficial conversion feature.

     On November 29, 2004, we consolidated the outstanding notes due to related parties into a master promissory note, which included the option for the holder to convert its outstanding principal and interest into common stock of the company. On the execution date of the promissory note, the fair market value of the company’s common stock was $0.13 per share, while the conversion price was $0.30 per share. Per the agreement, there were no definitive number of shares to be converted and historically, the note holder had declined the conversion option and opted for payment in cash.

     In 2003, we received a short-term note from a related party, which was originally to be repaid in cash generated from operating activities. The note holder had subsequently agreed to accept repayment of the principal and accrued interest in shares of our common stock at its current fair market value. We concluded that the original note did not include a conversion option and, therefore, was not subject to a calculation of a beneficial conversion.

Mr. Craig Wilson, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
July 5, 2005

Note 10 — Warrants and options

     9. In 2003, we issued 447,916 warrants in connection with services rendered to the Company. We used the “Black-Scholes” model for determining any cost that should be expensed in connection with issuance with the following: Strike price of $0.15, share price $0.11 and a risk free interest rate of 3.25%. All warrants have subsequently expired.

Note 11 — Related Party Transactions

     10. We reviewed the information provided in FAS 141, Appendix B, with respect to determining the value of the acquired intangible assets from Paul Marin and Zach Bair. Because we were unable to reliably measure the fair value of the assets acquired, we concluded the most conservative approach to be that of the par value of the stock issued. On the same note, in order to comply with the requirements of FAS 141, we also recognized the need to apply a fair value to the consideration given in exchange for the asset. Upon initial measurement, we would assume the consideration paid would be equal in value to the asset acquired. In the case of this transaction, we could not obtain an equal value to the asset and, therefore, pursuant to FAS 123, paragraph 8, we accounted for and valued the equity instrument issued based on its current fair market value at the measurement date and recorded what we believed to be the excess consideration given as compensation to the related parties.

Form10-QSB for Fiscal Quarter Ended March 31, 2005
Financial Statements
Consolidated Notes to Financial Statements, page 6

Note 3 — Asset acquisition, page 6

     11. On February 28, 2005, we completed a purchase of equipment from Moving Records, LLC in the course of ordinary business. Per the agreement, we did not acquire the operations or all of the liabilities of Moving Records, LLC, but rather assumed the liabilities leveraging the equipment in order to obtain full rights of ownership in the equipment. Effectively, we have integrated the equipment assets acquired into our DiscLive operations. We do not operate under the Moving Records, LLC name, and we did not continue their business in the same manner; therefore, it was our conclusion that the transaction was an equipment purchase versus a business acquisition.

Mr. Craig Wilson, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
July 5, 2005

     Should you have any questions or require any clarification of our responses to your comments, please do not hesitate to contact us.

Sincerely,

/s/ Craig G. Ongley

Craig G. Ongley

CGO/lw
321927